Exhibit 12

         John Deere Capital Corporation and Subsidiaries
        Computation of Ratio of Earnings to Fixed Charges
                     (dollars in thousands)

                                Three Months      For the Years
                                    Ended             Ended
                                 31 January         31 October
                               1997      1996     1996     1995
Earnings:
  Income before income taxes
   and changes in accounting $ 46,326  $ 49,690 $206,588 $175,360
  Fixed charges                72,342    66,976  276,726  240,913
    Total earnings           $118,668  $116,666 $483,314 $416,273

Fixed charges:
  Interest expense           $ 71,485  $ 66,321 $273,748 $238,445
  Rent expense                    857       655    2,978    2,468
    Total fixed charges      $ 72,342  $ 66,976 $276,726 $240,913

Ratio of earnings to
  fixed charges *                1.64      1.74     1.75     1.73
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                                             For the Years
                                                 Ended
                                               31 October
                                        1994      1993      1992
Earnings:
Income before income taxes
    and changes in accounting          $161,809 $169,339 $142,920
  Fixed charges                         168,507  170,226  191,930
    Total earnings                     $330,316 $339,565 $334,850

Fixed charges:
  Interest expense                     $166,591 $167,787 $189,288
  Rent expense                            1,916    2,439    2,642
    Total fixed charges                $168,507 $170,226 $191,930

Ratio of earnings to                       1.96     1.99     1.74
  fixed charges *
__________
"Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases which is deemed to be representative of the interest factor and rental expense under operating leases.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.